July 26, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eiko Yaoita Pyles

Re:	Holley Inc.

Registration Statement on Form S-1

Filed July 21, 2021

File No. 333-258075

Dear Ms. Pyles:

Holley Inc., a Delaware corporation (the “Company”), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-258075) be accelerated and that it be declared effective on July 28, 2021 at 4:00 p.m. Eastern time, or as soon as practicable thereafter.

Please direct any questions regarding this filing to Evan D’Amico of Gibson, Dunn & Crutcher LLP at (202) 887-3613.

Very truly yours,

HOLLEY INC.

By:	/s/ Dominic Bardos
	Name:	Dominic Bardos
	Title:	Chief Financial Officer

cc:	Thomas W. Tomlinson

Chief Executive Officer

Holley Inc.

cc:	George Stamas

Andrew Herman

Gibson, Dunn & Crutcher LLP